Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 3, 2019

Relating to Preliminary Prospectus Supplement dated April 3, 2019

Registration Statement No. 333-226983

Final Term Sheet

Dated April 3, 2019

Issuer:	Lowe’s Companies, Inc. (the “Company”)

Trade Date:	April 3, 2019

Settlement Date (T+2):	April 5, 2019

Ratings* (Moody’s/S&P):	Baa1 / BBB+

3.650% Notes due 2029

Aggregate Principal Amount Offered:	$1,500,000,000

Maturity Date:	April 5, 2029

Coupon (Interest Rate):	3.650% per annum

Interest Payment Dates:	April 5 and October 5 of each year, beginning October 5, 2019

Benchmark Treasury:	UST 2.625% due February 15, 2029

Benchmark Treasury Price /Yield:	100-30 / 2.517%

Spread to Benchmark Treasury:	1.15% (115 basis points)

Yield to Maturity:	3.667%

Public Offering Price:	99.859% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$1,491,135,000

Make-Whole Call:	Prior to the date that is three months prior to the maturity date at T + 20 basis points

Par Call:	On or after three months prior to the maturity date

CUSIP / ISIN:	548661 DR5 / US548661DR53

4.550% Notes due 2049

Aggregate Principal Amount Offered:	$1,500,000,000

Maturity Date:	April 5, 2049

Coupon (Interest Rate):	4.550% per annum

Interest Payment Dates:	April 5 and October 5 of each year, beginning October 5, 2019

Benchmark Treasury:	UST 3.375% due November 15, 2048

Benchmark Treasury Price / Yield:	108-27+ / 2.926%

Spread to Benchmark Treasury:	1.65% (165 basis points)

Yield to Maturity:	4.576%

Public Offering Price:	99.578% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$1,480,545,000

Make-Whole Call:	Prior to the date that is six months prior to the maturity date at T + 25 basis points

Par Call:	On or after six months prior to the maturity date

CUSIP / ISIN:	548661 DS3 / US548661DS37

Joint Book Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA LLC RBC Capital Markets, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC. MUFG Securities Americas Inc. ANZ Securities, Inc. BMO Capital Markets Corp.

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, Goldman Sachs & Co. LLC at (866) 471-2526, Wells Fargo Securities, LLC at (800) 645-3751 or U.S. Bancorp Investments, Inc. at (877) 558-2607.